RELIANCE Capital
Anil Dhirubhai Ambani Group

082-35007

RECEIVED
2009 OCT 20 P 3:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09047173

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 15, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sr. No.	Document	Regulation	Filed with
1.	Distribution of shareholding for the quarter ended September 30, 2009	Clause 35 of the listing agreement	BSE & NSE
2.	Corporate Governance report for the quarter ended September 30, 2009	Clause 49 of the listing agreement	BSE & NSE
3.	Free Float Indices for the quarter ended September 30, 2009	BSE requirement	BSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

10/21

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 14, 2009

Mr. Naresh Pandya
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub.: Compliance under Clause 35 of the Listing Agreement

In terms of Clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter ended September 30, 2009.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

NSEIL
Contents not Verified

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL LIMITED

BSE - Scrip Code : 500111 NSE Scrip Symbol: RELCAPITAL

Quarter ended as on : September 30, 2009

Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares Pledged (VIII)	As a percentage of (A+B+C) (IX=VIII/IV*100)
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47	0	0.00
(b)	Central Government/State Governments	-	-	-	-	-		
(c)	Bodies Corporate	12	13 02 16 291	13 02 16 289	53.42	53.01	27 72 180	2.13
(d)	Financial Institutions/Banks	-	-	-	-	-		
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	**24**	**13 13 82 274**	**[illegible]**	**53.89**	**53.49**	**27 72 180**	**2.11**
(2)	**Foreign**							
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-		
(b)	Bodies Corporate	-	-	-	-	-		
(c)	Institutions	-	-	-	-	-		
(d)	Any Other (Specify)	-	-	-	-	-		
	Sub -Total (A)(2)	-	-	-	-	-		
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**24**	**13 13 82 274**	**13 13 82 267**	**53.89**	**53.49**	**27 72 180**	**2.11**
(B)	**Public Shareholding**							
(1)	**Institutions**							
(a)	Mutual Funds /UTI	271	42 63 102	41 95 820	1.75	1.74	-	-
(b)	Financial Institutions/Banks	348	2 72 673	2 56 238	0.11	0.11	-	-
(c)	Central Government/State Governments	53	52 803	2 812	0.02	0.02	-	-
(d)	Venture Capital Funds	-	-	-	-	-	-	-
(e)	Insurance Companies	17	86 34 352	86 34 172	3.54	3.52	-	-
(f)	Foreign Institutional Investors	550	5 09 54 265	5 09 48 206	20.90	20.74	-	-
(g)	Foreign Venture Capital Investors	-	-	-	-	-		
(h)	Any Other (Specify)							
	Sub -Total (B)(1)	1 239	6 41 77 195	6 40 37 248	26.33	26.13	0	0.00

Exemption No. 82-35007

(2)	**Non-Institutions**							
(a)	Bodies Corporate	7 013	1 13 68 847	1 12 86 762	4.66	4.63	-	-
(b)	i.Individual shareholders holding nominal share capital up to Rs.1 Lakh.	13 06 445	3 20 26 484	2 57 47 580	13.14	13.04	-	-
	ii.Individual shareholders holding nominal share capital in excess of Rs.1 Lakh.	63	35 88 591	35 66 091	1.47	1.46	-	-
(c)	Any Other (Specify)							
1	NRIs/OCBs	16 506	12 38 637	9 59 376	0.51	0.50	0.00	0.00
	Sub -Total (B)(2)	**13 30 027**	**4 82 22 559**	**4 15 59 809**	**19.78**	**19.63**	**0**	**0.00**
	Total Public Shareholding B=(B)(1)+(B)(2)	**13 31 266**	**11 23 99 754**	**10 55 97 057**	**46.11**	**45.76**	**0**	**0.00**
	TOTAL (A) +(B)	**13 31 290**	**24 37 82 028**	**23 69 79 324**	**100.00**	**99.25**	**27 72 180**	**1.14**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**18 50 772**	**18 50 772**	**0.00**	**0.75**	0.00	0.00
	GRAND TOTAL (A)+(B)+(C)	**13 31 291**	**24 56 32 800**	**23 88 30 096**	**100.00**	**100.00**	**27 72 180**	**1.13**

RELIANCE CAPITAL LIMITED

Exemption No. 82-35007

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No (I)	Name of the shareholder (II)	Total shares held		Shares Pledged or otherwise encumbered		
		No of shares (III)	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above} (IV)	No of Shares Pledged (V)	As a % (VI)=(V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause (I)(a) (VII)
1	AAA Enterprises Private Limited	11 59 02 923	47.19	2772180	2.39	1.13
2	AAA Infrastructure Consulting and Engineers Pvt Ltd	1 04 86 916	4.27	0	0.00	0.00
3	Sonata Investments Limited	32 50 000	1.32	0	0.00	0.00
4	Reliance Innoventures Private Limited	5 76 450	0.23	0	0.00	0.00
5	Kokila D. Ambani	5 45 126	0.22	0	0.00	0.00
6	Anil D. Ambani	2 73 891	0.11	0	0.00	0.00
7	Tina A Ambani	2 63 474	0.11	0	0.00	0.00
8	Jaianmol A. Ambani	83 487	0.03	0	0.00	0.00
9	Jaianshul A. Ambani	5	0.00	0	0.00	0.00
10	Hansdhwani Trading Company Pvt Ltd	2	0.00	0	0.00	0.00
	TOTAL	**13 13 82 274**	**53.49**	**27 72 180**	**2.11**	**1.13**

Exemption No. 82-35007

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Janus Overseas Fund	94 29 092	3.84
2	Life Insurance Corporation of India	81 95 290	3.34
3	J.P. Morgan	38 58 356	1.57
4	Janus Aspen Series Overseas Portfolio	31 22 857	1.27
5	Vanguard	28 73 685	1.17
6	Janus Adviser International Growth Fund	28 51 288	1.16
	TOTAL	**3 03 30 568**	**12.35**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil	-	0	0.00
	TOTAL		0	0.00

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	18 50 772	18 50 772	0.75
	TOTAL		**18 50 772**	**0.75**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil	Nil	-	-
	TOTAL		-	-

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 14, 2009

Mr. Naresh Pandya
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code: 500111

The Manager
Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: **Quarterly Compliance Report on Corporate Governance for the quarter ended September 30, 2009 under Clause 49 of the Listing Agreement**

In terms of Clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended September 30, 2009.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

NSEIL
14 OCT 2009
Contents not Verified

Exemption No. 82-35007

Reliance Capital Limited

Report on Corporate Governance for the quarter ended September 30, 2009

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	49 1	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2008-09, has been obtained. Annual certification for 2009-10, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended March 31, 2009 has been complied in the 23rd Annual report 2008-09. Report for the financial year ended March 31, 2010 will be complied in the 24th Annual report 2009-10.
VII. Compliance	49 (VII)	YES	

For **RELIANCE CAPITAL LIMITED**

[signature]

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 14, 2009

The Secretary
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BOMBAY STOCK EXCHANGE LTD.
14 OCT 2009
CONTENTS NOT VERIFIED

BSE Scrip Code : 500111

Dear Sir,

Ref: **Free Float Indices**
Sub: **Shareholding pattern as on September 30, 2009**

Enclosed please find the details of the Shareholding pattern of our Company as on September 30, 2009 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl.: a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE CAPITAL LIMITED

Scrip Code - 500111	Quarter Ended	September 30, 2009

Category Code	Category	No. of Shares held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	11 65 983	0.47
2	Indian Corporate Bodies/ Trusts/ Partnerships	12 69 66 291	51.69
3	Persons Acting in Concert (also include Suppliers/ Customers)	32 50 000	1.32
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**13 13 82 274**	**53.49**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here___________**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**13 13 82 274**	**53.49**

....contd

RELIANCE CAPITAL LIMITED

II	FREE FLOAT	No. of Shares held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	3 56 03 489	14.49
2	Indian Corporate Bodies/Trusts/Partnerships	1 13 80 015	4.63
3	Independent Directors & Relatives	8500	0.00
4	Present Employees	3086	0.00
5	Banks/Financial Institutions	272673	0.11
6	Central/State Govt.	52803	0.02
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	8634352	3.52
9	Mutual Funds	4251934	1.73
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**6 02 06 852**	**24.51**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	13 929	0.01
15	Foreign Institutional Investors (SEBI-registered)	5 09 54 265	20.74
16	Non Resident Indians (Individuals)	12 24 708	0.50
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**5 21 92 902**	**21.25**
C	**GDRs/ADRs/ADSs**	1850772	0.75
	Sub Total C	**1850772**	**0.75**
D	**OTHERS (Please specify here)**	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**11 42 50 526**	**46.51**
	Grand Total	**24 56 32 800**	**100.00**

BROAD SUMMARY OF HOLDINGS	**No. of Shares held**	**% of Shareholding**
Total Controlling/ Strategic Holdings	13 13 82 274	53.49
Total Free-float	11 42 50 526	46.51
Grand Total	**24 56 32 800**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	**No. of Shares held**	**% of Shareholding**
Total Domestic Holding	19 15 89 126	78.00
Total Foreign Holding	5 40 43 674	22.00
Grand Total	**24 56 32 800**	**100.00**

RELIANCE CAPITAL LIMITED

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED

Scrip Code	500111	Quarter Ended	September 30, 2009

Sr. No.	Holders Name	No. of Shares held	% of Shareholding	Category Code
1	AAA Enterprises Private Limited	11 59 02 923	47.19	I-A-2
	AAA Infrastructure Consulting & Engineers Private Limited	1 04 86 916	4.27	I-A-2
3	Sonata Investments Limited	32 50 000	1.32	I-A-3
4	Reliance Innoventures Private Limited	5 76 450	0.23	I-A-2
5	Kokila D. Ambani	5 46 126	0.22	I-A-1
6	Anil D. Ambani	2 73 891	0.11	I-A-1
7	Tina A. Ambani	2 63 474	0.11	I-A-1
8	Jaianmol A. Ambani	83 487	0.03	I-A-1
9	Jaianshul A. Ambani	5	0.00	I-A-1
10	Hansdhwani Trading Company Private Limited	2	0.00	I-A-2
	Total	**13 13 82 274**	53.49	

RELIANCE CAPITAL LIMITED

Exemption No. 82-35007

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED

Scrip Code	500111	Quarter Ended	September 30, 2009

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Janus Overseas Fund	94 29 092	3.84	II-B-15	NIL
2	Life Insurance Corporation Of India	81 95 290	3.34	II-A-08	NIL
3	J.P. Morgan	38 58 356	1.57	II-B-15	NIL
4	Janus Aspen Series Overseas Portfolio	31 22 857	1.27	II-B-15	NIL
5	Vanguard	28 73 685	1.17	II-B-15	NIL
6	Janus Adviser International Growth Fund	28 51 288	1.16	II-B-15	NIL
	Total	3 03 30 568	12.35		